SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 02 September 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

N e w s R e l e a s e
FOR IMMEDIATE RELEASE SEPTEMBER 2, 2008
Chesapeake Energy Corporation P. O. Box 18496 Oklahoma City, OK 73154	BP America 501 Westlake Park Blvd Houston, TX 77079

CHESAPEAKE CONTACTS: JEFFREY L. MOBLEY, CFA (405) 767-4763 jeff.mobley@chk.com MARC ROWLAND (405) 879-9232 marc.rowland@chk.com	BP CONTACTS: DAREN BEAUDO 281-366-8346 daren.beaudo@bp.com MARTI POWERS 281-236-2283 marti.powers@bp.com

CHESAPEAKE ENERGY CORPORATION AND BP AMERICA ANNOUNCE FAYETTEVILLE SHALE JOINT VENTURE

OKLAHOMA CITY, OK AND HOUSTON, TX, SEPTEMBER 2, 2008 - Chesapeake Energy Corporation (NYSE:CHK) and BP America (NYSE:BP) today announced the execution of a Letter of Intent for a joint venture whereby BP will acquire a 25% interest in Chesapeake's Fayetteville Shale assets in Arkansas for $1.9 billion. The assets have current daily net production of approximately 180 million cubic feet of natural gas equivalent and include approximately  540,000 net acres of leasehold which the companies believe could support the drilling of up to 6,700 future horizontal wells.  As a result of the transaction, BP will own approximately 135,000 net acres of this leasehold and Chesapeake will own approximately 405,000 net acres.

BP will pay $1.1 billion in cash at closing and will pay a further $800 million during the remainder of 2008 and in 2009 by funding 100% of Chesapeake's 75% share of drilling and completion expenditures until the $800 million obligation has been funded.  Chesapeake plans to continue acquiring leasehold in the Fayetteville Shale play and BP will have the right to a 25% participation in any such additional leasehold.   The transaction is subject to the execution of mutually acceptable  definitive documentation that the companies anticipate executing within the next week and closing is anticipated to occur later this month.

Aubrey K. McClendon, Chesapeake's Chief Executive Officer, commented: "We are honored to broaden our business relationship with BP and are excited about the mutually beneficial nature of our transactions with them.  Just a month after closing the sale of all our Arkoma Basin Woodford Shale assets in Oklahoma to BP for $1.7 billion, we are pleased to now announce a second major transaction with BP for a 25% interest in our Fayetteville Shale assets in Arkansas for $1.9 billion.  We believe this transaction creates substantial value for both companies, highlights the attractiveness and significant value of Chesapeake's assets and confirms the structural appeal of our innovative joint venture structures.

"The PXP Haynesville Shale joint venture and the BP Fayetteville Shale joint venture together will pay for approximately $2.5 billion of Chesapeake's drilling and completion expenditures currently planned for the second half of 2008 through 2010. As previously announced, we are also pursuing a similar transaction involving our Marcellus Shale assets with others in the industry that we hope to complete by year-end 2008."

BP Chief Executive of Exploration and Production Andy Inglis stated: "This transaction, when combined with our recent Woodford acquisition, establishes a material position in the two attractive shale plays in the Arkoma Basin.  Together with our substantial position in the emerging Haynesville Shale play in East Texas, BP has made a strategic entry into three top tier shale plays in North America and established potential shale resources of 1 billion barrels oil equivalent net to BP.  Development of these resources, along with our leading position in Coal Bed Methane production, and our extensive tight gas plays throughout North America, will enhance BP's position as a leader in 'unconventional' gas technology and enable growth of our North American onshore natural gas production from today's level of 470 thousand barrels per day oil equivalent.  We look forward to working closely with Chesapeake as they develop the significant Fayetteville play."

Chesapeake Energy Corporation is the largest producer of natural gas in the U.S.  Headquartered in Oklahoma City, the company's operations are focused on exploratory and developmental drilling and corporate and property acquisitions in the Fort Worth Barnett Shale, Fayetteville Shale, Haynesville Shale, Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the United States. Further information is available at  www.chk.com.

BP is one of the world's largest oil and gas companies with operations in more than 100 countries across six continents. The company's main businesses are exploration and production of oil and gas; refining, manufacturing and marketing of oil products and petrochemicals; transportation and marketing of natural gas.  Further information is available at  www.bp.com .

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 02 September 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary